BancTec, Inc.

2701 E. Grauwyler Road

Irving, Texas 75061

August 13, 2012

Office of the Secretary

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:	BancTec, Inc.
Registration Statement on Form S-1
File No. 333-174211
Confidential Treatment Request

Ladies and Gentlemen:

Pursuant to Rule 406 of the Securities Act of 1933, as amended, BancTec, Inc., a Delaware corporation (the “Company”), hereby respectfully requests withdrawal of its pending confidential treatment request (the “CTR”) with respect to previously filed exhibits to its Registration Statement on Form S-1, File No. 333-174211 (the “Registration Statement”) as set forth in our letters to the Commission dated August 10, 2011 and September 7, 2011.  The Company has filed a request to withdraw the Registration Statement and confirms that no securities have been sold pursuant to the Registration Statement.

The Company respectfully requests that the Commission destroy the confidential materials related to the CTR.

If you have any questions with respect to this matter, please contact Alexander D. Lynch of Weil, Gotshal & Manges LLP at (212) 310-8971.

Very truly yours,

/s/ Robert R. Robinson

Robert R. Robinson
Senior Vice President, General Counsel and Secretary